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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury

FINAL TRANSCRIPT

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Conference Call Transcript

Event Date/Time: Feb 18, 2009 / 04:00PM GMT

CORPORATE PARTICIPANTS

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
Randy Arickx
General Motors Corp. — General Director IR
Fritz Henderson
General Motors Corp. — President, COO
Ray Young
General Motors Corp. — EVP, CFO
CONFERENCE CALL PARTICIPANTS
Brian Johnson
Barclays Capital — Analyst
Chris Ceraso
Credit Suisse — Analyst
Rod Lache
Deutsche Bank — Analyst
John Murphy
Merrill Lynch — Analyst
Patrick Archambault
Goldman Sachs — Analyst
PRESENTATION
Operator
Ladies and gentlemen, thank you for standing by and welcome to the GM analyst call to provide an overview of GM’s restructuring plan submitted to the United States Department of the Treasury on Tuesday, February 17th, 2009. During the presentation, all participants will be in a listen-only mode. Afterwards, we’ll conduct a question-and-answer session for security analysts only. (Operator Instructions). As a reminder, this conference is being recorded, Wednesday, February 18th, 2008.
I would now like to turn the conference over to Randy Arickx. Please go ahead.
Randy Arickx — General Motors Corp. — General Director IR
Good morning. Thank you for joining us as we review GM’s restructuring plan submitted to the United States Department of Treasury last night. I’d like to direct your attention to the legends regarding exchange offering information about the proposed bond exchange with our unsecured bondholders as well as forward-looking statements and risk factors on the first couple pages of the chart set. As always, the content of our call will be governed by this language. I’d like to highlight that GM is broadcasting this call live via the Internet.
This morning, Fritz Henderson, GM President and Chief Operating Officer, will provide an overview of the operational aspects of the restructuring plan. And Ray Young, GM Executive Vice President and CFO will provide a brief overview of the balance sheet restructuring and cash flow included in the plan. After the presentation portion of the call, approximately 30 minutes will be set aside for questions from security analysts. I would also like to mention we have several other executives available to assist in answering your questions. With us today are Walter Borst, Corporate Treasurer, Joe Peter, CFO of GM North America, Mike DiGiovanni, Executive Director Global Market and Industry Analysis. Now, I’d like to turn the call over the Fritz Henderson.
Fritz Henderson — General Motors Corp. — President, COO
Thanks, Randy. Good morning, everyone. Turn to the presentation, there are three real things we want to talk about. One, the operational aspects of the plan. Two, capitalization, cash flow and funding and then wrap it up.

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
Turning to page five, overview. The 17th was the deadline for us to submit which we did, 6 p.m. last night to address the requirements set forth in our loan and security agreement executed with the Treasury on December 31st. In terms of the key deliverables, the plan does achieve a positive MPV. And the plan also lays out in detail the assumptions that were used to develop this, which we believe are conservative. The range is between $5 billion and $14 billion on a baseline, on the baseline set of assumptions. The restructuring plan delivers a positive North American adjusted EBIT and adjusted operating cash flow by 2010. It also lowers the breakeven point for our North America business, in our December submission, with the actions that were taken, our North American EBIT level breakeven would be 12.5 to 13 on an adjusted basis. This plan brings it down by 1 million units to 11.5 to 12. The global basis, this is a global plan, the restructuring delivers a positive adjusted EBIT by 2010 with adjusted operating cash flow approaching breakeven by ’11. The funding request includes TARP requirements of $22.5 billion by ’11 under the baseline and also includes funding in the event of a down side scenario that we were requested to provide.
Specifically on, on page six, we outlined what the changes have been since our December 2nd scenario. In the December 2nd scenario, we outlined several alternative scenarios for funding, one of which was a down side scenario which involved $18 billion of financing. The assumptions that were included in the down side scenario on December 2nd are in effect or very close to what we’re using in today’s baseline. And in fact, what’s happened over the last three months has been that the down side scenario we outlined at the time has really morphed into what we’re looking at and therefore serves as the baseline for our baseline requirement. It starts with the $18 billion we outlined in December. The second thing is, the second change that was made was in our December submission, our revolving credit facility in the US — excuse me, our revolving credit facility, which is expected to mature in 2011, at that time we assumed that we would be able to refinance that privately and in this plan we basically have not made that assumption. We assumed that we would need to pay off that loan, would not be refinanceable privately and would be rolled into the TARP loan in 2011. So that walks you from the 18 to the 22.5 that’s included in the February 17th requirement.
Secondly, we were requested again, even though we’ve taken our assumptions down pretty considerably, we were requested again to look at a downside scenario and size the amount of financing requirements that would be necessary in the event of that downside scenario, which we have done, and that would require an additional $7.5 billion by 2011 which would bring you to $30 billion. So those are the key numbers in the funding request and the reasons why. Page seven, just a quick look at the changes from the December 2nd submission. For example, industry environment, ’09 global industry volume and December 2nd, 63.8 million, February 17th, 57.5 million, you can see the US numbers there.
Market share has been evaluated in detail. You see ’12 market share off a half point in the US. Brand consolidation we basically have put timing associated with that. Further reductions in capacity and costs. You can see both plant count as well as where we are in labor and I’ll have a couple words to say about that shortly. I’ve already touched on breakeven. In the December 2nd plan, we had not really gotten into overseas restructuring. We have done that in the February 17th plan and it’s discussed in detail, and finally, December 2nd, we had projections through ’12 and this plan has monthly projections for ’09 and ’10 and then quarterly projections through 2014.
Page eight, US brands and distribution. Relative to December 2nd, we actually outlined this in general in the December 2nd plan, we are going to focus in the US on four key core brands, Chevrolet, Cadillac, Buick and GMC. Pontiac as we mentioned in December would be repositioned as a focused niche brand. With respect to Hummer, we are engaged in discussions with two potential buyers. We will either determine that a sale is possible by the end of the first quarter or we would make a decision to phase out at the time if there wasn’t a buyer. So that’s the timetable that we have for Hummer.
The Saab decision is linked with a global strategic review of the brand and I want to come back to that when I talk about Europe a bit later. Saturn, we completed since the December 2nd submission we engaged with the franchise operating team with the Saturn retail body. The Saturn retail philosophy contract is a unique one, so we engaged immediately after the December announcement. Where we are today is we remain open to ideas from those retailers, including for example there’s been some discussion regarding distribution companies where they might look at alternative brands over time. But absent a sale or spinoff we would plan to phase out the Saturn brand at the end of its current product life cycle, which would be basically 2011.
Saturn product in showroom is as modern as it has ever been, so it gives us a chance to at least look at ideas from our retailers. As I said, if we don’t have an alternative that’s attractive to both us and the retailers we would plan to phase out that brand after the expiration of the current products. Reflecting the reduction in the brands and moves to fewer and better entries, we would expect our name plates to be reduced from 48 in 2008 to 36 by 2012 which is four fewer than our December 2nd plan. And then finally, the plan that we have provides more detail regarding the basically the plan that we outlined in December 2nd. It does take it through ’14 but I would say this is a continuation of what we outlined with more detail in December 2nd.
The product plan, page nine, is focused around fuel efficient passenger cars and crossovers. All of our new vehicle launches in the US from ’9 to ’14 are cars or crossovers. We are spending substantial funds on our truck portfolio, both pickups as well as utilities. The funds there are focused on powertrain and technology in order to preserve the segment leading fuel economy characteristics and allow us to continue to be very efficient

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
with our product with consumers. That’s where our funds are being spent on the truck side in order for us to try to preserve our leadership position in trucks. We do expect the Volt and two additional models sharing the Volt’s technology to be rolled out in the plan. We announced January 19th a plan to construct a new manufacturing facility in the US to build lithium-ion battery packs for the Volt and we continue to submit applications for section 136 advanced technology loans in applications currently being developed.
Labor costs. In the last month and-a-half, the UAW has announced suspension of the jobs bank. GM and the UAW have announced a special attrition plan. We have been engaged very constructively with leadership, both President Ron Gettelfinger and most importantly, Vice President Cal Rapson in terms of negotiation of costs and work rules. Major progress there. Preliminary agreement subject to ratification which represent candidly major steps in narrowing the competitive gap as of February 17th. Those agreements are subject to ratification so we will not get into details about them today. While the changes don’t achieve the full labor cost savings comprehended in the financial projections, management understands what we need to do to continue to reach those goals and we’ll look at continued other initiatives that would be necessary north in order to achieve our total cost goals that are included in the plan. We would continue to work with UAW as we always have and always will with respect to competitiveness, and as I said before we’ll look at other initiatives and these initiatives could be very well beyond labor to ensure that we achieve the cost reduction and financial targets comprehended.
Canada. The plan talks about the need to restructure our Canadian operations again to improve their cost competitiveness and to mitigate legacy obligations, the CAW has committed to achieve hourly cost structure consistent with what’s ultimately negotiated with the UAW, with the preliminary understandings we’ve now reached with the UAW we expect to engage rapidly in Canada with with the CAW. We also at the same time and in parallel engaged with representatives of both the Canadian federal and Ontario governments regarding securing long-term financial assistance. There is some consideration that we reach an agreement based on receiving some kind of proportion until financial support to GM relative to the US Government. That dialogue has been open and will continue and between negotiating with representatives of the federal Ontario government and negotiating with the CAW we have some work ahead of us in the next month. The target would be to finalize these agreements by March of ’09. We’re optimistic of our ability to achieve that but in the event we can not achieve competitiveness we need to re-evaluate our future strategy in Canada.
Page 12 is a summary of the structural costs that we have built into the plan. It’s — you can see it from the report. It’s a good summary of where we’ve come. You recall for example in ’08 — excuse me, in ’05, those numbers were actually more than $40 billion it shows you we ended the year in 2008 on a preliminary basis right around 30. A game plan to bring our structural costs to $26.3 billion in ’09 and over time level off between $24 billion and $25 billion through the plan.
Saab, and the Swedish business. We had the Saab brand under strategic review. We have been in dialogue with the Swedish government with respect to support prior to any sale. We’ve made specific proposals that would cap GM’s financial support and the objective would be to create an entity which could be stand-alone and self-financing. While we’re hopeful that an agreement can be reached with the Swedish government, if that’s not successful, or we’re not able to find a common ground, we could very well find that we would need to have our Swedish business or the Swedish business may need to file for reorganization, perhaps as soon as this month.
In Europe, outside of Sweden, we’ve been in discussions with our labor partners with respect to significant labor cost reductions which could include possible closures or spinoffs of manufacturing facilities and higher cost locations. No decisions have been taken in that regard, because we’re in consultation, as is necessary in Europe. But the — if you look at the European industry environment, as we outlined in the plan, the European industry environment is every bit as severe as the US environment in terms of primary demand and the challenges we face as a business. We are beyond the manufacturing business, restructuring our sales organization to become more brand focused, optimizing advertising spend, we’re in discussions with the German government with respect to both operational and balance sheet restructuring support. A sustainable strategy for GME could very well include partnerships with the German government or other European governments but at this point we don’t have anything specific that we could announce or outline today because we’re in dialogue. We do expect to bring these discussions to some resolution, particularly around for example solvency, by March 31st. Discussions with the European government could well take place beyond March 31st but we have some specific things that need to get done by March 31st in order for us to move forward.
The metrics on page 15 are for North America. You do see this. This chart is included in the write-up. Shows what happened with volume, share, factory sales, net sales, aggregate contribution margin. We have blanked out 2008, because we haven’t released our 2008 financial results yet, so that’s a consistent treatment through our plan. It shows you where North America would go in ’09, both on adjusted EBIT basis, adjusted earnings before tax as well as OCF with ’09 being another very difficult year, US industry, 10.5 million units and our factory unit sales falling to as low as 2.6 million units, which is a function of both the market as well as continued reduction in dealer inventory assumed in the plan. Our revenue would actually fall to $67.6 billion in North America in ’09, and through this plan, again, I talked about conservative assumptions, the revenue by ’14 is $10 billion less than actual revenue in 2007, which shows you what needs to be done in terms of lowering structural costs, lowering breakeven point and improving the operating leverage of the business.

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
The global metrics are on page 16. Same format. Again, just a couple points, if you look at ’09, we expect ’09 to be another exceptionally challenging year, and particularly the first quarter, the first half of the year, as we get our inventories in line and as we adjust our business, the cash burn, particularly early in the year that is most severe. The report which you’ll see has actually monthly cash flows for ’09 so you can see the projections are that underlie the summary chart. The structural cost globally from ’07 at $53 billion, ’09, $43 billion moving down so you see structural costs move. Again, not only North America but across the globe. Moving by ’10 to basically a breakeven adjusted EBIT and then over time, ’11, moving to a $5.1 billion adjusted EBIT and earnings before tax and OCF would be approaching breakeven.
So that’s a quick look, very quick look, but I want to save time for questions at the end on the operations. Let me turn it over to Ray.
Ray Young — General Motors Corp. — EVP, CFO
Thanks Fritz. Go to chart 18, just give you an update in terms of our balance sheet restructuring. As we indicated in our report, we did provide draft term sheets to both the UAW and VEBA and also to the ad hoc committee advisors to bond holders. The actual loan agreement that we signed with the US Government targets us to reduce the VEBA obligation by 50% or more as well as the unsecured public deputy by two-thirds or more. They did come back to us with letters over the weekend confirming their intent to work with us in trying to move forward both with the VEBA conversion and the unsecured public debt conversion.
Really, our next steps is based upon the publishing of this February 17th report, we expect to engage both parties at a higher pace now and our understanding is clearly the government also wants to get involved in this as well. And have a discussion with us with respect to the process, the structures by which we can affect the conversion of both the VEBA into equity as well as the unsecured debt into equity. So we expect the pace to really start picking up immediately with the submission of this particular report.
Chart number 19 is really — this was in our report, our baseline cash flows. For those that follow our normal earnings call, this is a very similar format whereby we lay out adjusted cash flows before special items. Again, we excluded 2008. We’ll be talking about those numbers next week when we talk about earnings. But you can see that looking at ’09, ’10, you can see ’09 just due to what Fritz talked about about global industry volumes declining, our cash flow burn will be about $14 billion. Your special items, $4.1 billion that’s primarily as indicated in the asterisk, a lot of restructuring costs items in ’09 in both United States and around the world. You can see the GMAC flows, combination of carved out distributions and negative 0.8 it’s really our contribution in order to purchase the GMAC common shares in the month of January. It comes in and it comes out, you can see at the bottom just the government loans for the GMAC equity rights offering, that kind of offset that particular flow.
Adjusted cash flow after GMAC, negative $18 billion. You can see the government funding forecast for ’09 are $12 billion, additional US Government funding. You can see also, section 136, we did highlight in the paper that we continue to move forward in terms of our submissions with the Department of Energy on our section 136 loans. You can see the amount that we’ve assumed in the plan here. When you roll it all up, ’09 with this type of financing, net cash flow, negative 0.8 resulting in cash balance of $13.3 billion. The memo item actually does break out what we believe the mix in terms of funding would be. You can see the TARP balance, that’s really $12 billion forecast draw ’09 plus the $4 billion we drew in December for $16 billion. You can see the $900 million related to the borrowings from the US Treasury to finance the GMAC common stock purchase. The $700 million is just the warrant associated with the loan that we signed on December 31st, part of the warrant’s really a debt element whereby we’ll repay the US Treasury that amount at the expiration of the term loan and you can see the section 136 loan principal.
You also see the double asterisk, incremental funding requirements. This is, as you know, from the note below, primarily from foreign governments and other sources that we may have. You can see that when you look over our plan horizon, a couple observations here. You can see ’11, our operating cash flow does approach breakeven, negative 0.6. You see this highlighted in the bond, we do have in this plan some significant US pension contributions in ’13, ’14. That’s part of the special items in ’13, ’14, but if you look in the memo item you can see what the US pension funding assumption is on a cumulative basis on that memo item there.
You see that we’ve also assumed VEBA contributions. The assumption here is that with 50% of the VEBA converted to equity, the remaining 50% would be handled through contributions, amortized over effectively a 20-year period and that’s part of the term sheets that we provided to the UAW and VEBA. You can see some of the debt financings and maturities. In 201,1 you can see the $5.3 billion, that also includes the maturing secured revolver credit line, which for the purposes of this forecast, we assume the paydown and then a refinancing from the US TARP. And then you can see the section 136 assumptions. When you look at this, some of the conclusions, peak funding from the US TARP, about $22.5 billion in ’11. Can you see foreign government, other funding or incremental funding requirements peak in ’10 at about $6 billion. You can see the US pension funding requirements out in ’13, ’14. Can you also see that the TARP loan, the paydown does begin around ‘12 time frame.

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
If we go to chart number 20, in our report we also talked about a potential mix of funding that we would like to engage the US Treasury for. As you know, the term loan that we signed in December was a secured on collateral from around the world, it was a $13.4 billion term loan. One possible way to look at a potential funding mix is really to break up the term loan into a combination of a secured revolver as well as a secured term loan. With the secured revolver piece designed to handle effectively a down side sensitivity scenario and that’s about $7.5 billion of our $22.5 billion baseline, and then consider a preferred investment on the part of the US Government into the Company that provides medium term funding to General Motors, and also provides a higher rate of return to the taxpayers. And so this is just one potential funding mix that we laid out in our report on page 36, which would like to really engage the US Government, US Treasury and just discuss the form, size and timing and mix of the funding.
With that, let me turn it over back to Fritz.
Fritz Henderson — General Motors Corp. — President, COO
Couple other points. Page 22, the report does discuss the at least our assessment of the state of the US supply base. We did discuss in here a proposal that the government might consider a credit insurance program in order to try to help our suppliers deal with the current situation. Talks about where we are with Delphi, necessarily. Talks about it at a fairly high level and as much as we’re in negotiations, now and then finally, there is a — at the request of the Treasury and several others, not solely them, we were requested to look more thoughtfully, more analytically at bankruptcy in terms of what might be achieved in a bankruptcy versus out-of-court settlement, so the report actually looks at three different alternative strategies with a bankruptcy. The analysis does demonstrate in our judgment that restructuring is best achieve outside the bankruptcy process. The issues are obviously revenue loss versus liability reduction potential. Any discussion of bankruptcy necessarily involves simplifying assumptions and most things in bankruptcy aren’t simple and most of them involve delays. So it does talk about delays the report does talk about the risks but what it tries to do is take some of that away, simply talk about what the opportunities are, what the liability structure is and GM’s balance sheet, what might be accomplished, vis-a-vis what might be lost in terms of revenue.
To summarize it, page 23, the restructuring plan is intended to address revenues, costs and the balance sheet for both US and our global business. Has done so using conservative assumptions. The best way — I was asked several times — for guarantees, I learned one thing, there’s no guarantee in life, but I do think we sized both the funding requirements as well as the actions necessary to restructure the business based on a set of conservative assumptions and so therefore our objective is to have a robust, complete ask and one that would not require us to do this again. It does involve reductions in brands, name plates, retail outlets. It does involve achieving a competitive hourly and salary compensation levels. International restructuring is extensively discussed in the plan and finally the balance sheet.
On the operations, quite a bit of work has been done, whether it’s on the cost side to achieve breakeven, whether it’s on the cost side to achieve breakeven, great support from UAW. We expect to be able to engage with the CAW and frankly engage with labor and all of our people across the globe on the operations. What we didn’t have coming into yesterday were the final signed term sheets with all detailed terms and conditions nailed down on the VEBA, nor on the bond exchange, because there was just not enough time to get all that done by the 17th. The report does have letters from both representatives of the VEBA as well as advisors to the bond holders talking about what has been done to date but that is negotiation that is in front of us in a substantive way. The timetable, just to remind you, is that the bond exchange would need to be launched by March 31st and in fact we anticipate that if we could bring the deal together, the VEBA would have to come together with the bond exchange and then the VEBA would have to be subject to court and potential regulatory approvals. At this point, we engage with representatives of the President task force as well as other governmental advisors across the globe and frankly try to drive these open matters to closure between here and March 31st.
At this point we think that we have a plan that demonstrates both viability in terms of positive net present value as well as an ability to repay the loan, and we’d like to open it up for questions.
QUESTION AND ANSWER
Operator
Thank you. Ladies and gentlemen, we’ll now proceed with the question-and-answer session for security analysts only. (Operator Instructions). One moment, please, for the first question. Our first question comes from the line of Brian Johnson with Barclays Capital. Please proceed.
Brian Johnson — Barclays Capital — Analyst

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
Good morning. On the US side, would you — what has the reaction so far of the task force been to what you submitted and is there any hint that you might be considered in default of the affirmative covenants for not having completed term sheets with the three stakeholder groups?
Fritz Henderson — General Motors Corp. — President, COO
Just on the — on your last question, no, we have waivers on that because they understand that the signed term sheets would be a challenge. We kept them up-to-date in terms of our negotiations leading up to yesterday so we’ve got waivers on that particular issue. I think it’s fair to say, again, we submitted our plan at 6 o’clock yesterday evening. I know they’re going to start pouring through the plans overnight. I think we expect to start getting some reaction towards the end of this week. Clearly, we know that we will be engaged with them in quite a significant manner over the next little while. Up until now, it’s fair to say that they wanted us to come up with a plan and submit the plan. So therefore, their engagement with respect to a lot of the offering aspects of the plan, as well as the balance sheet restructuring, they basically asked us to work it out ourselves. Now that they have the plan they’re going to look at it and I think we’re going to have a lot of constructive dialogue with this group, this presidential task force in order to move this thing towards completion and meet our certification deadline of March 31st.
Brian Johnson — Barclays Capital — Analyst
Okay. And since you probably won’t go into the details of the UAW or the VEBA negotiations, maybe we can go to the foreign ops. The $6 billion you flag in the assumptions in the plans as coming from foreign ops, does that include new debt issued to foreign governments or how should I think about that in terms of the capital structure?
Fritz Henderson — General Motors Corp. — President, COO
First of all, it’s any government other than the US. So that would include for example Canada or Germany. It’s any government other than the US. Number one. Number two, the form of that both whether it’s term, what kind of financing is it, would need to be negotiated individually. But I think you should thing about that as funding requirements in order to execute this plan that would need to be derived from foreign sources.
Brian Johnson — Barclays Capital — Analyst
Okay. So when I see operating cash flow on your cash flow walk, that includes an offset for the $6 billion from the foreign governments?
Fritz Henderson — General Motors Corp. — President, COO
Yeah, I mean, so for example if we need to fund — let me make sure I’m clear. We have cash burn that would need to be —
Brian Johnson — Barclays Capital — Analyst
On page 19.
Ray Young — General Motors Corp. — EVP, CFO
Again, page 19, chart 19, it shows global operating cash flow. We didn’t break out US operating cash flow and rest of the world operating cash flow. Clearly, we have all that and so when we do the analysis, our US TARP funding support will cover our US cash burn. Our foreign requirements or incremental funding requirements will cover our outside the United States cash burn. That’s the way you want to think through it.
Brian Johnson — Barclays Capital — Analyst
In terms of getting that support, how do you reconcile a restructuring plan that wants to move to lower cost operations with support from the German, perhaps the UK government, for operations, which are almost by definition in high cost countries.

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
Fritz Henderson — General Motors Corp. — President, COO
First of all, we’ve just engaged in dialogue with the German government, the UK government, also, but to a lesser degree. Frankly, our footprint, the base of our operations, the largest amount of manpower and center of our technical expertise in Europe is in Germany. technical expertise in Europe is in Germany. We would expect that that would continue. So we’re not — our plan, Brian, we basically have removed substantial if not all capital associated with movement of capacity or replication of capacity to — from high cost countries to low cost countries. It’s all about making our existing capacity highly efficient. That’s where we’re spending 100% of our time so I do think there is a basis for a dialogue and I don’t think our desire to be cost effective is inconsistent with that.
Brian Johnson — Barclays Capital — Analyst
You’re still talking about closing manufacturing facilities in higher cost locations?
Fritz Henderson — General Motors Corp. — President, COO
Yeah, I mean, we could very well be forced to do that. On the other hand, we have been successful in terms of cost reduction. To date, for example, in Europe actually achieving a pretty sizable amount of cost reduction through short hours and other frankly negotiated labor agreements which did not and have not yet required any plant closings but you can’t rule it out given the nature of the market, number one, and number two, the industry itself is just very weak in Europe. We both know that. So we need to be looking at our levels of capacity utilization.
Brian Johnson — Barclays Capital — Analyst
And last question, and I’ll move on. The collateral package on page 20, is this contemplating a change in what’s securing your outside funding as well as what the government currently has liens against?
Fritz Henderson — General Motors Corp. — President, COO
What we’ve done simply is take the collateral package that we used to support the $13.4 billion term loan that we signed in December, and we just made that assumption that that existing collateral package would be used to support the funding mix that we’re providing.
Brian Johnson — Barclays Capital — Analyst
Collateral package.
Fritz Henderson — General Motors Corp. — President, COO
Negotiation with the US Treasury.
Brian Johnson — Barclays Capital — Analyst
Okay, thanks.
Operator
Next question comes from the line of Chris Ceraso with Credit Suisse. Please proceed.
Chris Ceraso — Credit Suisse — Analyst
Thanks, good morning.

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
Fritz Henderson — General Motors Corp. — President, COO
Hi, Chris.
Chris Ceraso — Credit Suisse — Analyst
Let’s see. A couple of things. On the supplier issue, have you thought about any help that they may need beyond the credit insurance and is it GM’s view that you would rather have those additional dollars funneled through you rather than direct to the supply base or I didn’t see any discussion beyond the credit insurance in here.
Fritz Henderson — General Motors Corp. — President, COO
The report talks about what we want to try to do working with suppliers on supplier consolidation or compression, what’s been done, what we expect to get accomplished in the next several years, particularly here in the US and in the North America supply base. That’s got to be what we’re going to do. We’re going to try — we’ve got a case study in there, a small one in the actual report itself on how we can use consolidation as a way to wind up with healthier suppliers, with higher levels of capacity utilization. We’re not enthusiastic about this idea that some massive amount of money be channeled through to us for us to figure out how to use it. We’ve got our hands full trying to get General Motors turned around.
Chris Ceraso — Credit Suisse — Analyst
To the extent the supply chain is trying to go to the government, you don’t want to insert yourself in the middle of that process.
Fritz Henderson — General Motors Corp. — President, COO
No, what we would like to do — we actually think the credit insurance might provide a very efficient approach to handling collateral, financing, some of the near term things that are really on the minds of the suppliers and their banks and their creditors. The issue of long-term health is a function of getting to in our judgment you fewer suppliers with better levels of capacity utilization and that’s something we know how to do.
Chris Ceraso — Credit Suisse — Analyst
Right.
Ray Young — General Motors Corp. — EVP, CFO
On the financing side, clearly, we all know, we’ve got a lot of leverage on our balance sheet, for us to borrow and finance suppliers, that’s going contrary to what the government wants us to do which is delever the balance sheets. That’s the reason why we’ve been very focused on concepts such as credit insurance or a government backed program, that’s another concept that is also out in the market. I think that’s our preference to try to pursue alternatives which basically don’t utilize the General Motors balance sheet but utilize some other innovative schemes.
Chris Ceraso — Credit Suisse — Analyst
Actually, I’m glad you bring up the notion of deleveraging. Because I just — I’m interested in your view on as we work through this process, it doesn’t seem that the balance sheet ends up getting delevered, right? It seems like you’ve just exchanged one group of creditors, be they unsecured bond holders and the VEBA for another, which is the US Government and other foreign governments. But on a net basis, the leverage doesn’t come down, right? The balance sheet still has as much debt or more. Am I reading that right?
Ray Young — General Motors Corp. — EVP, CFO

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
You look at chart number 19, that’s probably what you’re referring to is the debt balance is more or less relatively stable for this period. Part of the reason is the fact that, A, you’ve got some pretty sizable cash burn in the near term. Especially in ’09 where the industry is very, very weak so we have to finance the cash burn and the assumption here is the fact that we will use debt in order to finance that cash burn. Part of the reason why we put in our paper this potential of an alternative funding mix is consideration for the government to look at preferred equity which would help in terms of debt, the amount of debt on our balance sheet. That’s point one. Point two is that as you know, we’ve made the assumption that the pension funding in the future will be financed by debt. It’s still very, very premature on our part in trying to understand what our options in order to address the pension funding situation in ’13, ’+14. There are a lot of variables that impact that, discount rates, asset return rates. We’re also looking at other schemes in terms of retiming the pension payments in order to reduce the overall amount of the pension funding so that’s really work in process from our part. So we recognized that, hey, the debt really doesn’t come down. We recognize that there’s some opportunities to reduce that. That’s part of the reason why we wanted to talk to the government about funding mix and we need to also look at the pension funding situation out there.
Fritz Henderson — General Motors Corp. — President, COO
The other point I’d make on top of that, Ray captured it right, the other point is with the operating measures we’ve taken to reduce breakeven and get ourselves structured differently, we don’t actually dwell on the upside of this plan. But our view is we really position ourselves much more powerfully for an upside, an ability to generate cash and then meaningfully delever. In the event we were to catch any sort of wind in our sails which seems like it’s been decades since that’s happened. I think it was like 2007, actually. But I do think that not only do we have to look at other measures as Ray’s talked about that might allow us to change the mix of debt and equity in our balance sheet but secondly we need to get our operation structured such that if we do catch an improvement on an upside that we would be able to use that to substantively delever the balance sheet.
Chris Ceraso — Credit Suisse — Analyst
At the end of this study period, is this a capital structure that you think would attract private capital or would you still be dependent on government funding even from 2014?
Fritz Henderson — General Motors Corp. — President, COO
Very good question. And it’s hard for us to think about it in today’s world, where private capital is — well, again, it’s just — it’s a really difficult environment for that. But think back, even June of last year we were looking at — and there were — there was actually quite a bit of appetite for private financing at this point. We didn’t do it, so as I look at it, we do — as we look at this projection, we’re not — it what it is. The level of leverage in here is not something that we’re satisfied with as Ray said. We need to look at pensions. We need to look at alternatives. But I would say a lot of it in the end will depend upon the market environment at that time and the operating measures and characteristics. If we get the business operating well and generating cash and generating earnings, as you move out toward the latter part of the period, I do think that you would have an opportunity to raise private capital but certainly thinking about it and viewed in the lens of today, it’s hard — just there’s just no private capital today.
Chris Ceraso — Credit Suisse — Analyst
Last question. Just if you can clarify the comments about the business in Europe. Say, you’ve got to resolve the, quote, solvency issues by 3/31. What happens if you don’t get there? Do you have to put the business into receivership? Do you file that part of General Motors. Or what’s the alternative case here?
Fritz Henderson — General Motors Corp. — President, COO
You have to look at every single individual country. And we have some issues here which we do need to resolve by March 31st. We’re actually confident we know how to do it. As I look at Europe I think about it three ways. One, liquidity because we need to manage through the cash burn that we’re seeing in Europe, not only late in ’08 but into ’09. Second we need to look at the balance sheet there relative to local statutory books. If we actually were able to find a way to address the liquidity measures we’re quite confident we could find a way to address the book equity or solvency measures. The third is competitiveness and the ability to earn an attractive return over time. I have historically found Europe to be in

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
many ways the toughest place to envision highly attractive returns to a volume manufacturer. So we continue to look at ways that we can transform our European business strategically. But I mean, so actually, there’s three different — as I look at it, there are three different elements of how we’re looking at Europe.
Chris Ceraso — Credit Suisse — Analyst
Okay. Thank you very much.
Operator
And our next question comes from the line of Rod Lache with Deutsche Bank. Please proceed.
Rod Lache — Deutsche Bank — Analyst
Good morning, everyone.
Fritz Henderson — General Motors Corp. — President, COO
Hi, Rod.
Rod Lache — Deutsche Bank — Analyst
A few things. First of all, can you possibly just elaborate a little bit more on how the breakeven point declines to the 11.5 to 12 million from the 12.5 to 13 you talked about earlier? And I’m just looking at two things. In the original December submission, you had fixed cost declining or structural costs declining to the mid-$23 billion range by 2011, 2012. Looks like it’s just a touch above that and also, if we look at the contribution margin per unit, it looks like you’ve got it going back up to the high 7000s in 2009 and it looks like in the first three quarters of this year it was in the mid 6,000s.
Ray Young — General Motors Corp. — EVP, CFO
Couple observations. We’ve done a little bit of reclassification on the structural costs so therefore the numbers that you quoted on December 2nd date compared to right now, they’re actually fairly consistent. There’s about $1 billion of structural costs that’s been reclassified so that a comparable number that you look right now, our 24 would have looked like more like 25 last time when we submitted the paper. Just because of classification issues. Secondly, in terms of the contribution margins, we spent a lot of work looking at our contribution margins. We looked — we spent a lot of time looking at our material cost assumptions, especially given the fact that we’re in really a global slowdown. So subsequent to the December 2nd paper, we’ve made revisions in terms of where we thought commodity prices will be going.
For example on December 2nd, we actually had pretty aggressive assumptions with respect to commodity prices going quite high over the planned horizon. We made those adjustments to become more realistic. Same thing on steel prices. We’ve taken a very, very hard look in terms of our mix assumptions. In view of the fact that prices — price of petroleum, price of gasoline really is going to be lower than what we thought on December 2nd. So therefore, there’s been also a mix adjustment in the near term in the North American products to reflect the fact that we are in a world where we’re not going to see $130 a barrel petroleum prices in the next year, so therefore, in summary, adjustments in terms of material costs, adjustments in terms of mix and also frankly, just really looking at the pricing that we’ve put into the market this year or last year in ’08, impact on ’09 and the fact that we’re we’re going to cut back dramatically in terms of leasing. As you know, leasing is a big reducer in terms of contribution margins in our business. When we rolled everything in, factor in our structural costs targets, we conclude that we can break even at 11.5 to 12 million units going forward in North America.
Rod Lache — Deutsche Bank — Analyst
That’s helpful. And then I just had two questions on the debt. I think your next big debt maturity is in June. Do you have any debt repayment assumed in this cash flow or is this plan basically anticipating that all of that gets sorted out prior to the debt maturity, the June maturity and also,

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
just thinking about pension as a debt as well, has there been any effort under way to either cap or mitigate pension as just an unquantifiable liability in these projections?
Ray Young — General Motors Corp. — EVP, CFO
First of all, on debt, we’ve made a pro rata reduction in terms of the maturing debt for the purposes of the — our forecast right here. Okay? So therefore, there’s assumption in terms of June maturity of a pro rata reduction in terms of the maturity amount. On the issue of pensions, naturally we’re engaged with our stakeholders, both the salary side, we kind of capped pension increases there, we’re in talking with the UAW, they understand the challenges with respect to legacy obligations as well. So as part of our regular dialogue with the UAW, we’re talking about what opportunities to further mitigate pension liability increases in our plans.
Fritz Henderson — General Motors Corp. — President, COO
On the labor side, though, Rod, I mean, the ’07 contract included benefit improvements, the largest of which were to retirees which were implemented after the ’07 contract. Once implemented, they can’t be taken back under ERISA, actually. At this point, therefore, our focus has been with labor on operating measures as well as dealing with health care. I think as you’re limited in terms of the levers you can pull in the US, we have taken some actions on the salary side and then finally, we do think we have some opportunities to deal with it in Canada which is something which is on our list.
Rod Lache — Deutsche Bank — Analyst
Is it possible to mitigate service cost or just the — for the active workers accruing future pension, and also just to clarify your comment on the debt, if you have a $1 billion maturity in June you’re basically saying that you have that in there, but you basically have only a third of it because the plan contemplates that two thirds of it would be settled in stock. Is that accurate?
Fritz Henderson — General Motors Corp. — President, COO
That’s correct.
Rod Lache — Deutsche Bank — Analyst
Okay. And on the pension?
Fritz Henderson — General Motors Corp. — President, COO
I think the issue on service, we have actually capped it on salaried already. On the hourly side, having looked at this, the fact is that the number of retirees to actives, it’s actually — this is not a very powerful driver.
Rod Lache — Deutsche Bank — Analyst
Okay.
Fritz Henderson — General Motors Corp. — President, COO
I mean, we have a very high percentage of retirees to actives on the hourly side and it doesn’t turn out that this is a big driver.
Rod Lache — Deutsche Bank — Analyst
Okay. Thank you.

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
Ray Young — General Motors Corp. — EVP, CFO
I think the other thing about pensions, and we noted in our report is I think as companies, as corporations close their ’08 books, close up their valuations of the pension plans, I think there’s going to be a lot of news about the degree of unfundedness in a lot of these plans so I suspect that there’s going to be a lot of discussions regarding the funding terms of these pension plans. This is a dialogue that we need to really engage with other corporations and with the government understand what our options are in order to handle these type of funding requirements going forward.
Fritz Henderson — General Motors Corp. — President, COO
Next question.
Operator
Next question comes from the line of John Murphy with Merrill Lynch. Please proceed.
John Murphy — Merrill Lynch — Analyst
Good morning, guys. Thanks for all the detail. Just one clarification first. Ray, on your operating cash flow number, it’s clear that you’re using or including CapEx in that number, just wondering as we look at the trend in CapEx and Fritz you can certainly answer this also, what we should be thinking of for 2009 out to 2014, is there an extreme pullback in CapEx or ramp-up as you’re launching new products, just trying to understand what’s going on with CapEx.
Ray Young — General Motors Corp. — EVP, CFO
In line with what we actually announced in November. So out-year periods, I would say it’s right around — it’s basically right around $6.5 billion of CapEx. When you look at the out-year periods. If you looked at more near term, for example, ’09, it’s below that, it’s in line with what we announced in November which I think was right around 5, actually.
John Murphy — Merrill Lynch — Analyst
There’s a little near term thrifting but no structural change.
Ray Young — General Motors Corp. — EVP, CFO
Correct. In fact what we tried to do within the 6.5, vis-a-vis historically where our number might be 7 or 8 or even higher, we really removed all capacity money because it’s not necessary. We have really deferred a lot of capacity expansion projects and the number of international markets where those markets themselves have slowed down and we’ve really focused or our cap spending on product behind the core brands and removed spending that don’t relate to these core brands and then I guess the final point I would make is with respect to — think about ’09 as right around 5 which is I think what we announced in November. ’10 would start to move up again and then over time steady state is 6.5.
John Murphy — Merrill Lynch — Analyst
With the developments of the UAW, I know there’s pending ratification on the new agreements and developments there, just wondering, will that be completed by March 31st and is that at all contingent or related in any way to the VEBA negotiations or are they completely separate from this ratification?
Ray Young — General Motors Corp. — EVP, CFO

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
Well, a couple things, I would say. First of all, the ratification process is run by the UAW so I’m the wrong person to ask. I think it could be done relatively quickly but it’s really a decision that President Gettelfinger needs to take. With respect to VEBA and its linkage to operating measures, first of all, they’re two different issues, actually, because one is a set of permissible subjects, the other ones are kind of mandatory contractual subjects and the VEBA actually turns out to be subject to approval of the court, the class council and not really a ratification issue so there are different legal channels for each. That said, clearly in the minds of — in the mind of Ron and his team, both of these things are vitally important.
So I mean, I think, frankly, the moves on the operating side of the business are first of all, very appreciated because they’re substantive and they’re major moves on a number of fronts. But frankly the other thing is that they’re simpler to get accomplished, not that they’re easy to get accomplished but they’re simpler to get accomplished. As you bargain across the negotiating table with the UAW, the VEBA restructuring is necessarily tied in with the bond exchange. It’s going to take longer. I haven’t necessarily addressed your question directly, because frankly they’re two different legal streams, but I think in the mind of the UAW, they’re tied because they relate to their interest in General Motors.
John Murphy — Merrill Lynch — Analyst
Okay. And then just lastly, on the March 31st certification date, do you get the impression that there’s any flexibility there at all as far as the timing and potentially even what terms you need to meet by March 31st and is that the date at which you will receive the additional government loans that you’re requesting right now?
Fritz Henderson — General Motors Corp. — President, COO
It says our loan of December 31st says that the plan has to be certified by March 31st. plan has to be certified by March 31st. It also says the presidential designee could grant an extension. I think what we need to do really is now that we’ve submitted the plan, we need to engage the presidential task force and work with them in terms of how to execute the plan and address the open issues in the plan. So I think there’s going to be a lot of dynamics starting effectively today as these they start going through the plan, we start responding to their questions. They want to get involved in the plan. They want to help us execute a successful restructuring of General Motors. So I think you just need to stay tuned on this particular issue.
John Murphy — Merrill Lynch — Analyst
Thank you.
Operator
And ladies and gentlemen, due to time constraints, our final question for today’s conference comes from the line of Patrick Archambault with Goldman Sachs. Please proceed.
Patrick Archambault — Goldman Sachs — Analyst
Hi, yes, thank you. Just wanted to — had a couple of questions on slides 19 and 20. As you said previously, under your baseline scenario, your debt balance stays relatively sort of stable 2010 through 2011 in kind of the $50 billion range but was wondering, should you kind of move to your down side case and not be able to have a preferred investment type contribution by the government, is this the kind of scenario where you would possibly have to rethink the kinds of haircuts you’re asking both from the bond holders and the UAW, i.e. go in excess of the two-thirds and then the 50% for the bond holders and the UAW respectively that you’ve sort of contemplated?
Ray Young — General Motors Corp. — EVP, CFO
Well, just even before looking at capital structure considerations or down side, I think it’s fair to say, we set down side sensitivity so we did a sensitivity analysis on the down side. If we believed we were in this down side scenario, I think it’s fair to say we would take a lot of incremental operating actions in order to further reduce costs and look at some draconian measures in order to minimize cash flow bleed associated with this type of scenario. That’s just one observation. Second observation is clearly there would be a lot of debt. If you look at the down side we laid out in the report, there would be significant debt balances growing up to in excess of $70 billion by time you get to ’14. I mean, this frankly is not

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
sustainable, right. So therefore, I mean, again, if we were into this particular scenario, there would be a major operating restructuring and frankly a major balance sheet restructuring beyond what we’ve talked about thus far.
Patrick Archambault — Goldman Sachs — Analyst
Okay. Great. Thank you. And I guess one other one, just on slide 19. Can you tell us why the — in terms of I guess the pension fund requirements, can you give us a sense of kind of the timing of those and sort of what kind of maturities, excuse me, what kind of return assumptions you have kind of laid out in your plan?
Ray Young — General Motors Corp. — EVP, CFO
Well, you would see, if you look at the memo item, you see the US pension funding in ’13, ’14 so it’s out, you know, in the tail end of our plan horizon, that’s point one. Point two is 8.5% asset rate returns, that’s been consistent with what we had in the past. So I think we talk about also sensitivities in our report because this unfunded amount is very, very sensitive to discount rate changes and we set that out in our report as well. So I think it’s fair to say that once we got our preliminary evaluation done and I must emphasize, we have not finalized valuation on the ‘08 pension assets yet. But once we receive our preliminary evaluation and we saw — with our actuaries, significant contribution, really works in progress on our part in order to figure out how to scheme this thing and minimize the contributions that we set out in this particular plan.
Patrick Archambault — Goldman Sachs — Analyst
Okay. I guess and maybe this is just me reading it wrong, but it seems like you’ve got the repayment of government funding is negative and everything else is negative and the US pension funding is positive in 2013 and 2014, and it’s possible I’m not understanding the chart correctly, but —
Ray Young — General Motors Corp. — EVP, CFO
I think what we’re saying here is it’s basically —
Fritz Henderson — General Motors Corp. — President, COO
I think, let me see if I can’t answer it. First of all, we plugged in the payments in ’13 and ’14 for pension contributions based on a set of assumptions. Since we just got this information we don’t frankly have clarity that that’s going to be required. We basically made a very simplifying assumption in the projections that we would fund it with debt. We just stuck a line item in there that says US pension funding. When we ran all of the viability tests, we assumed that the pension was this significantly underfunded. So it was included in all the viability tests.
But interesting on page 31 of the report when you get a chance to read it, it shows what’s happened from 10/31 when we estimated this and did our 12/2 report to where it was at a preliminary basis at year end, just a truly massive move driven by both terrible returns at the end of the year, combined with a pretty significant reduction in discount rates and so net-net, since this was new and breaking information, we folded the payments into the plan. We folded the line item into the plan, says assume US pension funding. We tried not to make a determination as to where that was going to come from because frankly, we’ve just begun to do work on how we’re going to handle this but we did deduct the pension underfundedness from the viability of the Company when we ran our viability test.
Ray Young — General Motors Corp. — EVP, CFO
Exactly. So in the cash flows, on top of page 19, we have all the deducts, the reductions in terms of the assumption that we’re going to have to fund this as part of our special items here. But we put in here that we’re going to fund it from some form of funding to be determined.
Patrick Archambault — Goldman Sachs — Analyst
All right. That’s helpful. And last question, you know, forgive me if you guys have said this already. Have you announced an earnings date for next week or is that something you can share with us?

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Final Transcript
Feb 18, 2009 / 04:00PM    GMT, GM - GM Analyst Briefing - GM Restructuring Plan Submitted to U.S. Department of the Treasury
Ray Young — General Motors Corp. — EVP, CFO
We’re still working on it. To be determined.
Patrick Archambault — Goldman Sachs — Analyst
Okay.
Fritz Henderson — General Motors Corp. — President, COO
I would expect we would have something out shortly, Pat.
Patrick Archambault — Goldman Sachs — Analyst
All right. Great. Thanks a lot, guys.
Fritz Henderson — General Motors Corp. — President, COO
All right. Thanks very much, everyone.
Operator
Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

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February 17, 2009 Restructuring Plan Submitted to United States Department of the Treasury

Exchange Offer Information In connection with the proposed public exchange offers General Motors plans to file documents with the Securities and Exchange Commission, including filing a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the proposed transaction. Investors and security holders of GM are urged to carefully read the documents when they are available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC at the SEC's web site at www.sec.gov or by contacting Nick S. Cyprus at (313)556-5000. GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the documents described above. Additional information regarding the directors and executive officers is also included in GM's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2008, and additional information is available in the Annual Report on Form 10-K, which was filed with the SEC on February 28, 2008, respectively.

Forward-Looking Statements In this press release and in related comments by our management, our use of the words "expect," "anticipate," "ensure," "promote," "target," "believe," "improve," "intend," "enable," "continue," "will," "may," "would," "could," "should," "project," "projected," "positioned" or similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and our actual results may differ materially due to a variety of important factors. Among other items, such factors might include: our ability to comply with the requirements of our credit agreement with the U.S. Treasury; the availability of funding for future loans under that credit agreement; our ability to execute the restructuring plans that we have disclosed, our ability to maintain adequate liquidity and financing sources and an appropriate level of debt; and changes in general economic conditions, market acceptance of our products; shortages of and price volatility for fuel; significant changes in the competitive environment and the effect of competition on our markets, including on our pricing policies, financing sources and an appropriate level of debt; and changes in general economic conditions.

Operational Aspects of Restructuring Plan Capitalization, Cash Flow & Potential Funding Mix Other Considerations Agenda

Operational Aspects of Restructuring Plan Capitalization, Cash Flow & Potential Funding Mix Other Considerations Agenda

Overview Feb 17 Restructuring Plan addresses requirements set forth in Loan and Security Agreement (LSA) executed with UST on Dec 31, 2008 Plan achieves positive net present value (NPV) using conservative industry assumptions Positive NPV of ~$5-14B using baseline industry assumptions Restructuring Plan delivers positive North American adjusted EBIT & adjusted operating cash flow by 2010 Additional and accelerated cost reductions have lowered North American breakeven adjusted EBIT U.S. industry level from 12.5-13.0M to 11.5-12.0M On a global basis, Restructuring Plan delivers positive adjusted EBIT by 2010 with adjusted operating cash flow approaching breakeven by 2011 To support plan, TARP funding requirements of $22.5B by 2011 under baseline and up to $30.0B under downside sensitivity

Funding Requirements Funding Requirements ($ Billions) Funding Requirements ($ Billions) Funding Requirements ($ Billions) Funding Requirements ($ Billions) Funding Requirements ($ Billions) 2008 2009 2010 2011 Total Dec 2 Downside Scenario 4.0 12.0 2.0 0.0 18.0 + Additional Support For Maturing Credit Facilities 4.5 4.5 = February 17 Funding Requirements 4.0 12.0 2.0 4.5 22.5 In a new lower industry downside sensitivity scenario, GM would require an additional $7.5B by 2011

Restructuring Plan Key Changes Plan Element December 2 February 17 2009 Global Industry Volume (units) Memo: U.S. Industry Volume 63.8M 12.0 M 57.5M 10.5M 2012 U.S. Market Share 20.5% 20.0% U.S. Brand Consolidation Completed No Date 2011 2012 U.S. Manufacturing Plant Count 38 33 Competitive Labor Cost Obtained 2012 2009 U.S. Breakeven Volume (units) on EBIT Basis 12.5 -13.0M 11.5-12.0M Foreign Operations Restructuring No Yes Financial Projections Through 2012 2014

Refocused U.S. Brands & Distribution Channel Focusing both product development and marketing resources on 4 core brands (Chevrolet, Cadillac, Buick and GMC) Pontiac positioned as focused niche brand HUMMER sale or phase out decision by Q1 2009 Saab decision linked with global strategic review of brand Saturn to remain in operation through existing product life cycle Absent sale or spin off, plan phase out at end of product lifecycle (2010 - 2011) Reflecting reduction in brands and move to "fewer & better" entries, expect number of nameplates to reduce from 48 in 2008, to 36 by 2012 (4 fewer than Dec 2 Plan) Feb 17 Restructuring Plan comprehends reduction to dealer operations from 6,246 in 2008 to 4,700 by 2012 and 4,100 by 2014 3 core channels (Chevrolet, BPG & Cadillac)

Product Plan Focus on fuel efficient passenger cars and crossover in future product portfolio Currently offer 20 models that achieve 30 mpg highway, increasing to 23 by 2012 and 33 by 2014 Currently offer 6 hybrid models, increasing to 14 by 2012 and 26 by 2014 All new vehicle launches in the U.S. during 2009-2014 timeframe are cars or crossovers Planned Chevrolet Volt and 2 additional models sharing Volt's extended range electric vehicle technology January 19 announcement to construct new manufacturing facility in United States to build Lithium-Ion battery packs for the Volt Submitted two Section 136 loan applications in support of various "advanced technology" vehicle programs totaling $8.4B Third application currently being developed

U.S. Hourly Labor Cost Agreed on special attrition program and suspension of JOBs program Significant progress on cost/work rules, representing major steps in narrowing competitive gap made as of Feb 17 Reached tentative agreement regarding modification to GM/UAW labor agreement Subject to ratification by UAW membership Revisions do not achieve full labor cost savings comprehended in financial projections Continue to work with UAW with regard to competitiveness, and will work on additional initiatives to ensure GM achieves cost reductions and financial targets comprehended in Plan

Canada Need to restructure Canadian operations to improve cost competitiveness and mitigate legacy obligations CAW has committed to achieving hourly cost structure consistent with what is ultimately negotiated with the UAW Progress made with Canadian Federal and Ontario Governments related to securing long-term financial assistance Considering agreement based on receiving proportional financial support to total provided to GM by the U.S. Government Canadian Federal & Ontario Governments and CAW agreements would enable GMCL to achieve long-term financial viability and enhance value of GM Target finalization of all agreements by March 2009 In event agreements cannot be reached, will re-evaluate future strategy for GMCL

GMNA Structural Cost Outlook

Annual Structural Cost
Structural Cost as % of Revenue
Structural Cost ($ Billions)
SC as % of Revenue
50
45
40
35
30
25
20
40%
35%
30%
25%
20%
15%
35.6
33.8
30.4 *
26.3
25.0
24.0
24.0
24.0
24.0
2006
2007
2008
2009
2010
2011
2012
2013
2014

* Preliminary

12

GMNA structural cost expected to significantly reduce due to: Headcount reductions, capacity rationalization & competitive work rules Brand consolidations and nameplate reductions GMNA Structural Cost Outlook Net Sales ($B) 116.7 112.4 tbd 67.6 81.3 87.9 97.0 100.1 102.9 * * Preliminary

Saab Currently have global Saab brand under strategic review and requesting Swedish Government support prior to sale Specific proposal to cap GM's financial support Saab operations effectively becoming an independent business entity effective Jan 1, 2010 While hopeful that agreement can be reached with Swedish Government, Saab Automobile AB subsidiary could file for Reorganization as soon as this month

GM Europe In discussion with European labor partners to achieve $1.2B in labor cost reductions Includes several possible closures/spinoffs of manufacturing facilities in higher cost locations Restructuring sales organization to become more brand focused and better optimize advertising spend Discussions with German Government for operational and balance sheet restructuring support Sustainable strategy for GME may include partnership with the German Government and/or other European governments Expect to resolve solvency issues for European operations prior to March 31, 2009

GMNA Key Metrics

($ Billions)	Actual			Viability Plan					
	2006	2007	2008	2009	2010	2011	2012	2013	2014
Industry Volume (mil units)	20.2	19.6	16.6	13.0	15.2	17.1	18.9	19.4	19.8
Memo: U.S. Industry	*17.1*	*16.5*	*13.5*	*10.5*	*12.5*	*14.3*	*16.0*	*16.4*	*16.8*
GMNA Market Share	23.8%	23.0%	21.5%	21.1%	20.4%	19.5%	19.4%	19.3%	19.1%
GM Factory Unit Sales (000's)	4,928	4,487		2,615	3,187	3,521	3,933	4,023	4,097
Net Sales	116.7	112.4		67.6	81.3	87.9	97.0	100.1	102.9
Aggregate Contribution Margin	35.4	34.2		20.8	24.9	26.8	29.7	30.9	31.2
ACM as % Net Sales	*30.4%*	*30.4%*		*30.8%*	*30.7%*	*30.5%*	*30.6%*	*30.9%*	*30.3%*
Structural Cost	35.6	33.8		26.3	25.0	24.0	24.0	24.0	24.0
SC as a % Net Sales	*30.5%*	*30.0%*		*39.0%*	*30.8%*	*27.4%*	*24.8%*	*24.0%*	*23.3%*
Adjusted Earnings Before Interest and Taxes (EBIT)	0.3	0.2		(5.2)	0.3	3.2	6.0	7.3	7.6
Adjusted Earnings Before Taxes (EBT)	(1.6)	(1.5)		(7.8)	(2.6)	0.4	3.3	5.2	5.7
Adjusted Operating Cash Flows (OCF)	(3.2)	(2.1)		(8.2)	1.0	2.1	6.0	7.0	7.3

15

GMNA Key Metrics Actual Actual Actual Viability Plan Viability Plan Viability Plan Viability Plan Viability Plan Viability Plan ($ Billions) 2006 2007 2008 2009 2010 2011 2012 2013 2014 Industry Volume (mil units) Memo: U.S. Industry 20.2 17.1 19.6 16.5 16.6 13.5 13.0 10.5 15.2 12.5 17.1 14.3 18.9 16.0 19.4 16.4 19.8 16.8 GMNA Market Share 23.8% 23.0% 21.5% 21.1% 20.4% 19.5% 19.4% 19.3% 19.1% GM Factory Unit Sales (000's) 4,928 4,487 2,615 3,187 3,521 3,933 4,023 4,097 Net Sales 116.7 112.4 67.6 81.3 87.9 97.0 100.1 102.9 Aggregate Contribution Margin ACM as % Net Sales 35.4 30.4% 34.2 30.4% 20.8 30.8% 24.9 30.7% 26.8 30.5% 29.7 30.6% 30.9 30.9% 31.2 30.3% Structural Cost SC as a % Net Sales 35.6 30.5% 33.8 30.0% 26.3 39.0% 25.0 30.8% 24.0 27.4% 24.0 24.8% 24.0 24.0% 24.0 23.3% Adjusted Earnings Before Interest and Taxes (EBIT) 0.3 0.2 (5.2) 0.3 3.2 6.0 7.3 7.6 Adjusted Earnings Before Taxes (EBT) (1.6) (1.5) (7.8) (2.6) 0.4 3.3 5.2 5.7 Adjusted Operating Cash Flows (OCF) (3.2) (2.1) (8.2) 1.0 2.1 6.0 7.0 7.3 * 2008 year-end financial data has not been released yet

GM Global Key Metrics

($ Billions)	Actual 2006	Actual 2007	Actual 2008*	Viability Plan 2009	Viability Plan 2010	Viability Plan 2011	Viability Plan 2012	Viability Plan 2013	Viability Plan 2014
Industry Volume (mil units)	67.6	70.7	67.2	57.5	62.3	68.3	74.3	78.6	82.5
GM Wholesale Volume (mil. units)	8.4	8.3	7.2	5.4	6.3	6.9	7.7	7.9	8.0
GM Market Share	13.5%	13.3%	12.4%	12.0%	12.7%	12.7%	13.0%	13.0%	12.6%
Net Sales	171.2	178.2		111.2	130.1	142.4	158.1	160.6	162.1
Aggregate Contribution Margin	52.9	54.9		33.4	40.0	44.3	49.5	50.5	50.4
ACM as % Net Sales	*30.9%*	*30.9%*		*30.0%*	*30.7%*	*31.1%*	*31.3%*	*31.4%*	*31.1%*
Structural Cost	52.9	53.5		43.3	40.0	39.6	40.2	40.4	40.3
SC as a % Net Sales	*30.9%*	*30.1%*		*39.0%*	*30.8%*	*27.8%*	*25.5%*	*25.2%*	*24.9%*
Adjusted Earnings Before Interest and Taxes (EBIT)	0.8	1.2		(10.2)	0.3	5.1	9.4	10.3	10.6
Adjusted Earnings Before Taxes (EBT)	(1.6)	(0.7)		(14.2)	(5.0)	(0.1)	4.3	5.9	6.2
Adjusted Operating Cash Flows (OCF)	(4.4)	(2.4)		(14.0)	(3.8)	(0.6)	6.6	6.5	6.4

16

GM Global Key Metrics Actual Actual Actual Viability Plan Viability Plan Viability Plan Viability Plan Viability Plan Viability Plan ($ Billions) 2006 2007 2008* 2009 2010 2011 2012 2013 2014 Industry Volume (mil units) 67.6 70.7 67.2 57.5 62.3 68.3 74.3 78.6 82.5 GM Wholesale Volume (mil. units) 8.4 8.3 7.2 5.4 6.3 6.9 7.7 7.9 8.0 GM Market Share 13.5% 13.3% 12.4% 12.0% 12.7% 12.7% 13.0% 13.0% 12.6% Net Sales 171.2 178.2 111.2 130.1 142.4 158.1 160.6 162.1 Aggregate Contribution Margin ACM as % Net Sales 52.9 30.9% 54.9 30.9% 33.4 30.0% 40.0 30.7% 44.3 31.1% 49.5 31.3% 50.5 31.4% 50.4 31.1% Structural Cost SC as a % Net Sales 52.9 30.9% 53.5 30.1% 43.3 39.0% 40.0 30.8% 39.6 27.8% 40.2 25.5% 40.4 25.2% 40.3 24.9% Adjusted Earnings Before Interest and Taxes (EBIT) 0.8 1.2 (10.2) 0.3 5.1 9.4 10.3 10.6 Adjusted Earnings Before Taxes (EBT) (1.6) (0.7) (14.2) (5.0) (0.1) 4.3 5.9 6.2 Adjusted Operating Cash Flows (OCF) (4.4) (2.4) (14.0) (3.8) (0.6) 6.6 6.5 6.4 * 2008 year-end financial data has not been released yet

Operational Aspects of Restructuring Plan Capitalization, Cash Flow & Potential Funding Mix Other Considerations Agenda

Capitalization Draft term sheet for conversion of both UAW VEBA obligations (50% or more) and unsecured public debt (two-thirds or more) to equity, presented to UAW, their advisors and advisors to unofficial committee of unsecured bondholders on Jan 28, followed by revised term sheet on Feb 12 Pursuant to these terms, unsecured public debt would be converted to combination of new debt and equity, net debt reduction ^ $18B $20B NPV of UAW VEBA and retiree "Paygo" healthcare obligations would be converted to new schedule covering 50% of current obligations with the other 50% converted to equity ownership in GM by the UAW VEBA trust Substantial majority of pro forma equity would be distributed to exchanging bondholders and the UAW VEBA Negotiations progressing with advisors to the unofficial committee of unsecured bondholders Discussion with representatives of the UAW VEBA also progressing

Baseline Global Cash Flow

2009 - 2014, Annual

($ Billions)	2009	2010	2011	2012	2013	2014
Automotive Adjusted OCF Before Special Items	(14.0)	(3.8)	(0.6)	6.6	6.5	6.4
Special Items*	(4.1)	(1.4)	(0.5)	(0.3)	(5.8)	(6.3)
Automotive Adjusted OCF After Special Items	**(18.1)**	**(5.1)**	**(1.1)**	**6.3**	**0.7**	**0.2**
GMAC Asset Carve-Out Cash Flows	1.0	0.5	-	-	-	-
GMAC Distributions & Other GMAC Flows	(0.8)	0.1	1.4	0.2	0.2	0.2
Adjusted Cash Flow After GMAC Related Flows	**(17.9)**	**(4.5)**	**0.3**	**6.5**	**0.9**	**0.3**
VEBA Contributions	-	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)
Debt Financing / Maturities	2.3	1.7	(5.3)	(3.2)	(3.6)	(2.7)
U.S. Government Funding	12.0	2.0	4.5	(3.0)	(2.9)	(2.9)
U.S. Pension Funding	-	-	-	-	5.9	6.4
Gov't Loan for GMAC Equity Rights Offering	0.9	-	(0.9)	-	-	-
Section 136 Loans	2.0	2.0	1.8	1.4	0.5	(0.0)
Other Non-Operating Cash Flows	(0.1)	(0.2)	(0.0)	(0.0)	(0.0)	(0.0)
Net Cash Flow	(0.8)	(0.0)	(0.7)	0.5	(0.4)	(0.0)
Memo:						
Cash Balance	**13.3**	**13.3**	**12.6**	**13.1**	**12.7**	**12.7**
Debt Balance	45.3	51.1	51.2	46.3	46.2	47.0
Net Liquidity	**(32.0)**	**(37.8)**	**(38.6)**	**(33.2)**	**(33.5)**	**(34.3)**
Memo:						
U.S. TARP Funding Support	*16.0*	*18.0*	*22.5*	*19.5*	*16.6*	*13.7*
U.S. Pension Funding	-	-	-	-	*5.9*	*12.3*
U.S. Gov't GMAC Rights Offering Loan	*0.9*	*0.9*	-	-	-	-
U.S. Gov't Warrant Notes Payable	*0.7*	*0.7*	*0.7*	*0.7*	*0.7*	*0.7*
Section 136 Loan Principal	*2.0*	*4.0*	*5.8*	*7.2*	*7.7*	*7.6*
Total U.S. Government Funding	*19.6*	*23.7*	*29.1*	*27.5*	*30.9*	*34.4*
*Incremental Funding Requirements***	*4.0*	*6.0*	*6.0*	*4.0*	*3.0*	*1.5*
Total Funding Requirements	*23.6*	*29.7*	*35.1*	*31.5*	*33.9*	*35.9*

* Includes asset sales, cash restructuring costs and U.S. pension contributions

** From foreign governments or other sources

Note: Debt balances stated on a managerial basis

19

Baseline Global Cash Flow 2009 - 2014, Annual

Potential Funding Mix

30.0
25.0
20.0
15.0
10.0
5.0
0.0
$ Billions
To Be Secured by Existing Collateral
7.5
6.0
16.5
Secured Revolver
Secured Term Loan
Preferred Investment
Baseline Funding
Downside Funding

20

Potential Funding Mix Secured Revolver Secured Term Loan Preferred Investment Baseline Funding Downside Funding To Be Secured by Existing Collateral $ Billions

Operational Aspects of Restructuring Plan Capitalization, Cash Flow & Potential Funding Mix Other Considerations Agenda

Other Considerations Current state of U.S. supply base Propose Government create credit insurance / Government sponsored factoring program for GM receivables Delphi Restructuring Plan assumes near-term liquidity support and contemplates the purchase of certain U.S. sites Bankruptcy Restructuring best achieved outside bankruptcy process Risk of revenue loss, potential customers have many choices Historical analysis suggests bankruptcy process likely to take longer than anticipated

Summary Restructuring Plan comprehensively addresses revenues, costs and balance sheet for both U.S. and foreign operations using conservative assumptions Reduction in brands, nameplates and retail outlets Competitive hourly and salaried compensation by Jan 2010 International restructuring Balance sheet restructuring Expect restructuring actions to lead to profitable North American operations on a adjusted EBIT basis at 11.5-12.0M U.S. industry, down from Dec 2nd 12.5-13M U.S. industry Forecast positive Automotive adjusted EBIT by 2010 with adjusted operating cash flow approaching breakeven by 2011 Restructuring Plan delivers positive NPV of ~$5-14B using baseline industry assumptions